Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Longevity Acquisition Corporation

Subject Company: Longevity Acquisition Corporation

SEC File No.: 001-38637

Longevity Acquisition Corporation Announces 4D pharma Clinical Trial Collaboration and Supply Agreement for the Treatment of Locally Advanced or Metastatic Urothelial Carcinoma

NEW YORK, February 8, 2021 /PRNewswire/ -- Longevity Acquisition Corporation (NASDAQ: LOAC) (the "Company"), a publicly-traded special purpose acquisition company, announced today that on February 8, 2021, 4D pharma plc (AIM: DDDD) (“4D pharma”), a pharmaceutical company leading the development of Live Biotherapeutic products (“LBPs”) - a novel class of drug derived from the microbiome, and a business combination target of LOAC, has announced a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. for BAVENCIO® (avelumab), the first and only immunotherapy approved as a first-line maintenance treatment for patients with locally advanced or metastatic urothelial carcinoma. BAVENCIO is co-developed and co-commercialized by Merck KGaA, Darmstadt, Germany and Pfizer Inc.

Under the collaboration, 4D pharma intends to commence a clinical trial in 2021 to evaluate BAVENCIO in combination with MRx0518 as a first-line maintenance therapy for patients with locally advanced or metastatic urothelial carcinoma that has not progressed with first-line platinum-containing chemotherapy.

“With this second clinical trial collaboration for MRx0518 with a leading immune checkpoint inhibitor, 4D is able to evaluate MRx0518 in a new combination and earlier treatment setting. Following the promising data already generated in combination with checkpoint inhibitor pembrolizumab in refractory patients, and MRx0518 monotherapy data demonstrating single agent immuno-modulation presented last year at SITC, this collaboration allows us to continue to build a broad understanding of the safety and efficacy of MRx0518 across a range of solid tumors and stages of disease,” said Duncan Peyton, Chief Executive Officer, 4D pharma. “The combination of MRx0518 with BAVENCIO has the potential to further enhance the positive clinical outcomes achieved by BAVENCIO for the significant number of patients in this treatment setting.”

About MRx0518

MRx0518 is single strain Live Biotherapeutic product in development for the treatment of cancer. It is delivered as an oral capsule and stimulates the body’s immune system, directing it to produce cytokines and immune cells that are known to attack tumours. It is currently being evaluated in three clinical trials in patients with cancer. MRx0518-I-001 is a neoadjuvant monotherapy study in a variety of solid tumours and is being conducted at Imperial College (London, UK). MRx0518-I-002 is in combination with KEYTRUDA® (pembrolizumab) in patients whose disease has previously progressed on anti-PD-1 therapies. The Coordinating Investigator of the study is at The University of Texas MD Anderson Cancer Center, Houston, USA, with multiple additional sites in the US. The study is being conducted in collaboration with MSD, the tradename of Merck & Co., Inc., Kenilworth, NJ, USA. MRx0518-I-003 is in combination with preoperative radiotherapy in resectable pancreatic cancer. A fourth clinical trial of MRx0518 in combination with BAVENCIO® (avelumab) in the first-line maintenance setting for urothelial carcinoma, conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc., is expected to initiate in 2021.

Avelumab Approved Indications

Avelumab (BAVENCIO®) is indicated in the US for the maintenance treatment of patients with locally advanced or metastatic urothelial carcinoma (UC) that has not progressed with first-line platinum-containing chemotherapy. BAVENCIO is also indicated for the treatment of patients with locally advanced or metastatic UC who have disease progression during or following platinum-containing chemotherapy, or have disease progression within 12 months of neoadjuvant or adjuvant treatment with platinum-containing chemotherapy.

Avelumab in combination with axitinib is approved in the US for the first-line treatment of patients with advanced renal cell carcinoma (RCC).

In the US, the FDA granted accelerated approval for BAVENCIO for the treatment of adults and pediatric patients 12 years and older with metastatic Merkel cell carcinoma (MCC). This indication is approved under accelerated approval based on tumor response rate and duration of response. Continued approval may be contingent upon verification and description of clinical benefit in confirmatory trials.

Avelumab Important Safety Information from the US FDA-Approved Label

The warnings and precautions for avelumab (BAVENCIO®) include immune-mediated adverse reactions (such as pneumonitis and hepatitis including fatal cases, colitis, endocrinopathies, nephritis, and other immune-mediated adverse reactions as a single agent or in combination with axitinib which can be severe and have included fatal cases), infusion-related reactions, hepatotoxicity in combination with axitinib, major adverse cardiovascular events (MACE) in combination with axitinib which can be severe and have included fatal cases, and embryo-fetal toxicity.

Common adverse reactions (reported in at least 20% of patients) in patients treated with BAVENCIO® monotherapy include fatigue, musculoskeletal pain, diarrhea, nausea, infusion-related reaction, peripheral edema, decreased appetite, urinary tract infection and rash. Common adverse reactions (reported in at least 20% of patients) in patients receiving BAVENCIO® in combination with axitinib include diarrhea, fatigue, hypertension, musculoskeletal pain, nausea, mucositis, palmar-plantar erythrodysesthesia, dysphonia, decreased appetite, hypothyroidism, rash, hepatotoxicity, cough, dyspnea, abdominal pain and headache. Grade 3-4 hematology laboratory value abnormalities reported in at least 10% of patients with Merkel cell carcinoma treated with BAVENCIO® monotherapy include lymphopenia; in patients receiving BAVENCIO® in combination with axitinib, grade 3-4 clinical chemistry abnormalities include blood triglyceride increased and lipase increased.

For full US Prescribing Information and Medication Guide for BAVENCIO®, please see http://www.BAVENCIO.com.

About LOAC

LOAC is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. LOAC is contemplating a proposed business combination with 4d pharma plc (AIM: DDDD), a public limited company incorporated under the laws of England and Wales pursuant to an agreement and plan of merger dated October 21, 2020 as disclosed in a Form 8-K filed with the Securities and Exchange Commission on October 22, 2020. LOAC is sponsored by Whale Management Corporation, a BVI business company with limited liability.

About 4D pharma

Founded in February 2014, 4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma's Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programmes, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumours, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumours, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalised with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programmes include candidates for CNS disease such as Parkinson's disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

In October 2020 4D pharma announced its intention to merge with Longevity Acquisition Corporation (NASDAQ: LOAC), a special purpose acquisition company (SPAC), and seek a NASDAQ listing. The merger is expected to be completed and the NASDAQ listing of 4D pharma American Depositary Shares (ADSs) under the ticker symbol ‘LBPS’ is currently expected to become effective in early 2021, subject to approval of 4D Shareholders and Longevity Shareholders, and the SEC review process.

For more information, refer to https://www.4dpharmaplc.com

Forward-Looking Statements

This press release and the exhibits hereto include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, LOAC’s expectations with respect to future performance, anticipated financial impacts of the proposed business combination, approval of the business combination transactions by security holders, the satisfaction of the closing conditions to such transactions and the timing of the completion of such transactions.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to stockholders of LOAC for their consideration and approval at a special meeting of stockholders. 4D pharma has filed a preliminary registration statement (the “Registration Statement”) with the SEC on November 25, 2020, and LOAC filed a preliminary proxy statement in connection with LOAC’s solicitation of proxies for the vote by LOAC’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to LOAC’s stockholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, LOAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. LOAC’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement / consent solicitation / prospectus, in connection with LOAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about LOAC, 4D pharma and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement / prospectus, or definitive proxy statement / prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by LOAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to:

Advantage Proxy, Inc. P.O. Box 13581 Des Moines, WA 98198 Attn: Karen Smith Toll Free: (877) 870-8565 Collect: (206) 870-8565	or	Longevity Acquisition Corporation Yongda International Tower No. 2277 Longyang Road, Pudong District, Shanghai People’s Republic of China (86) 21-60832028

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contact:

Matthew Chen

Longevity Acquisition Corporation

+ (86) 21-60832028

mchen@lonacq.com